Exhibit 99.64

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2 Date of Material Change

February 23, 2021

Item 3 News Release

The press release attached as Schedule “A” was released on February 23, 2021.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 917-242-6549

E: michelamar@me.com

Item 9 Date of Report

February 23, 2021

SCHEDULE “A”

DIGIHOST ANNOUNCES $10 MILLION NON-BROKERED PRIVATE PLACEMENT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

Toronto, ON – February 23, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce a non-brokered private placement financing of up to $10,000,000 (the “Offering”). The Offering will consist of the sale of up to 2,857,142 units (“Units”) at a price of $3.50 per Unit.

Each Unit will be comprised of one (1) common share of the Company (a “Share”), and one-half of one (0.5) common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire one additional common share of the Company at a price of $4.40 for a period of eighteen (18) months following the closing of the Offering.

Proceeds of the Offering will be used by the Company to acquire the latest generation miners, increase mining capacity, reduce energy costs and for general working capital purposes. Michel Amar, the Company’s CEO, stated: “We are very excited to expand the financial resources of the Company through the offering of this new capital raise. We intend to put the proceeds of the financing towards the acquisition of additional high-quality miners and we are motivated by the prospect of increasing our hashrate to mine beyond the current approximate 1.2 Bitcoins per day. We also continue to evaluate every opportunity for growth through capital investment with the objective of further lowering our already low electricity costs.”

The Offering is subject to the receipt of all required corporate and regulatory approvals including the approval of the TSX Venture Exchange. The securities issued pursuant to the Offering will be subject to a statutory hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently hashing approximately 1.2 Bitcoins per day, subject to difficulty. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.